UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

TEAM 360 SPORTS INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	7372	33-1227600
(State or other jurisdiction Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

163 Killian Rd.

Maple, Ontario, Canada LGA 1A8

775-882-4641

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Sandor Miklos

711 S. Carson St. Ste 4

Carson City, NV 89701

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Darian B. Andersen

General Counsel, P.C.

1015 Waterwood Parkway, Suite GA1

Edmond, Oklahoma 73034

(405) 330-2235 telephone

(405) 330-2236 fax

darianandersen@gmail.com

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 Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions “large accelerated filer,”“accelerated file,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE CHART

		Proposed	Proposed
	Amount	Maximum	Maximum	Amount of
Title of Each Class of to be	to be	Offering Price	Aggregate	Registration
Securities to be Registered Common Stock, $0.001 par value per share	Registered	Per Share (1)	Offering Price (2)	Fee (3)
Common Stock held by Selling Shareholders	1,273,612 Shares	$0.25	$318,403	$36.90

(1)          There is no current market for the securities and the price at which the Shares are being offered has been arbitrarily determined by the Company and used for the purpose of computing the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(2)          Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The shares to be sold by the Selling Stockholders will be sold at a fixed price to be determined prior to effectiveness of this Registration Statement. Any increased fees will be paid prior to effectiveness.

(3) The Registrant previously paid $36.90 of the total registration fee in connection with the prior filing of this Registration Statement.

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EXPLANATORY NOTE

This registration statement and the prospectus therein covers the registration of 1,273,612 shares of common stock offered by the holders thereof.

The information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and these securities may not be sold until that registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Date d June ______, 2017

TEAM 360 SPORTS INC.

1,273,612 Shares
Common Stock

This prospectus relates to the offer and sale of 1,273,612 Shares of common stock of TEAM 360 SPORTS INC. (the “Company”), $0.001 par value per share, offered by the holders thereof (the “Shares”). The selling shareholders will offer their Shares at a price of $0.25 per share, until the Company’s common stock is listed on a national securities exchange or is quoted on the OTC Bulletin Board (or a successor); after which, the selling shareholders may sell their shares at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker’s transactions, privately-negotiated transactions or through sales to one or more dealers for resale. The selling shareholders are deemed to be statutory underwriters.

The maximum number of Shares that can be sold pursuant to the terms of this offering by all the selling shareholders is 1,273,612 Shares. Funds received from the sale of Shares by the selling shareholders will be immediately available to such selling shareholder. The Company will not receive any proceeds from the sale of the Shares.

The offering will terminate twenty four (24) months from the date that the registration statement relating to the Shares is declared effective, unless earlier fully subscribed or terminated by the Company. The Company intends to maintain the current status and accuracy of this prospectus and to allow selling shareholders to offer and sell the Shares for a period of up to two (2) years, unless earlier completely sold, pursuant to Rule 415 of the General Rules and Regulations of the Securities and Exchange Commission. All costs incurred in the registration of the Shares are being borne by the Company.

Prior to this offering, there has been no public market for the Company’s common stock. No assurances can be given that a public market will develop following completion of this offering or that, if a market does develop, it will be sustained. The offering price for the Shares has been arbitrarily determined by the Company and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company. The Shares will become tradable on the effective date of the registration statement of which this prospectus is a part.

Neither the Company nor any selling shareholders has any current arrangements nor entered into any agreements with any underwriters, broker-dealers or selling agents for the sale of the Shares. If the Company or any selling shareholder can locate and enter into any such arrangement(s), the Shares of such selling shareholder(s) will be sold through such licensed underwriter(s), broker-dealer(s) and/or selling agent(s).

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	Offering Price	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per Share	$0.25	None	$318,282.25
Total	$0.25	None	$318,282.25

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act.

Investing in our Common Stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 18.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June __, 2017.

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Common Stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in the securities offered hereby, you should read the entire Prospectus, including our consolidated financial statements and related notes included in this Prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In this Prospectus, the terms “Team 360 Sports,” “the Company,” “we,” “us,” and “our” refer to TEAM 360 SPORTS INC., a Nevada corporation.

TEAM 360 SPORTS INC.

Corporate History

Team 360 Sports, Inc. formerly, TSI Sports Inc., was incorporated in the State of Nevada on February 26, 2013, and amended its name to TEAM 360 SPORTS INC., (“Team 360 Sports”) on April 4, 2016 with the State of Nevada. TSI Sports Inc was formed for the purpose of developing software to facilitate sports team management.

The Company has its Nevada registered office at 711 S. Carson Street, Suite 4, Carson City, Nevada 89701. The Company’s main phone number is 775-882-4641. Its principal operations are conducted from its office at 163 Killian Rd., Maple, Ontario L6A 1A8. We are located on the Internet at www.team360apps.com.

Business

The Amateur sports market is a multi-billion dollar industry. We plan to address the need to make life easier and save time of amateur sports administrators and coaches by providing easy to use app for them to manage their team mobile web app service to coaches and sports.

Team 360 Sports is planning to fulfill the need for time saving team management app for today’s busy sports volunteer to help them better organize, coach and administer a team.

  Developing easy to use web and mobile applications with powerful time saving tools. In amateur sports, volunteers are coaches and administrators who make up the backbone of the organization. The biggest challenge facing them is the time commitment required to do their job effectively while maintaining regular jobs, family and kids.  Our goal is to help coaches and managers effectively administer their teams and save time doing it by providing easy to use tools.
  Leverage off managements' experience. The Team360 Sports Inc management has been involved in the past with sports administrative services and were the founders of a company that sold its primary asset in 2016, which was software somewhat similar to the software being produced by the Company in 2016. Its customers were some of the largest leagues and clubs in North America representing over 300,000 players See the biography of Mr. Miklos on pages 33-34.
  Maximizing profits by selling services online. The company plans to make the entire sales funnel automated and online therefore maximizing profit margins.
  Maintaining low overhead costs. The company plans to outsource certain front end design, and coding/programming services overseen by the company CTO. An offshore call center will be used for customer service.
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  Effective Marketing. We have an outstanding product and to "tell" the amateur sports world about it we will utilize, print, media, content, and online marketing.
  E web and mobile applications with powerful time saving tools. In amateur sports, volunteers are coaches and administrators who make up the backbone of the organization. The biggest challenge facing them is the time commitments required to do their job effectively while maintaining regular jobs, family and kids.  Our goal is to help coaches and managers effectively administer their teams and save time doing it by providing easy to use tools.

Team 360 Sports Inc. has its Nevada registered office in Carson City Nevada and operates its administrative office in Ontario, Canada The company addresses a unique need in the Sports Industry that has over 60 million players and revenues in excess of $ 400 billion dollars.

Team 360 Sports Inc offers several proven solutions for the Sports Industry:

Team360Apps

The Company has a customized mobile website to manage teams. (Web, Native IOS and Android app).   Available as "freemium" with limited functions or as a pay account. The full features include: drag and drop templates for customized team mobile website; Blog section for team specific content; Communications function to custom or auto notify participants by email or text of events, practice and game schedules and track who will or will not be attending; Schedule practices, games and events; Collect dues and fees and track who paid and who did not.

The software features include an auto prompt that is delivered by email or text to those who have not paid. The Team is charged a monthly recurring fee of $4.99. Another feature is Team mobile website builder which is designed to provide an easy and quick means to create and maintain a mobile team website and integrate with a league, club or federation (if the league using Team360Clubs software). A team coach, administrator or manager signs up by quickly and easily by providing an email address or an existing social media account. The software allows the team to use a team logo and photos upload (the freemium version limits the number of photos); and provides space for a description and history of the team and using 40 different drag and drop templates to create a Team mobile website (the freemium version allows only one set template. Players may provide additional information. (Contact details, photos, videos) and may provide their own unique content and blog.

Activities are easily scheduled, players auto notified via text or email. Confirmation of attendance is sent back to administrator who then sets a roster for practice or a game.

The team site may be integrated with each member’s social media to allow for a wider audience and fan base.

A fundraising campaign option is available for teams to make use of the company's crowdfunding platform. A fundraising campaign is initiated and managed by the administrator. The platform leverages the team's social media to help them achieve their goal.

The cost of the packages is:

Freemium Version. No cost

Full Coaching Package $4.99 per month.

Crowdfunding Add On $9.99 per month and 5% of funds raised.

The primary app for Team 360 Sports Inc. is Team 360 apps.com It is operational but is still in beta testing with a few users. Final testing is now in progress and the program is expected to be released in 90 days.

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Team360Funding

The Team 360 Funding part of the app may be used in web format, Native IOS and Android app format. Social media is integrated into the Team crowdfunding platform. A registered user of any of the Company's products automatically gets a Team crowdfunding profile. The account may be activated at any time to launch a donation or reward based crowdfunding campaign  and leverage social media contacts of the team. The platform will keep track of funds raised, from whom, what and when the reward was shipped, keep the whole process compliant with regulations. For use of the Team360Funding feature, the company charges a recurring monthly fee of $9.99 and 5 % of the funds raised.This software is in development and is not operational at this time.

Team360Clubs. The Team360Clubs software provides an online suite of professional tools for managers of sports leagues and clubs to effectively administer their organizations consisting of hundreds of teams and thousands of players. The App features include: Coaches, Certification maintenance, training, scheduling and pay; Players. Signup, team roster referees, schedules, tournaments.  It functions in web format, Native IOS and Android app.This software is in development and is not operational at this time.

Overview

Amateur sports teams are typically coached, administered, and managed by volunteers with day jobs, families, and busy lives. As such they lack time and resources to effectively manage their teams. The company provides an easy to use time saving web and native apps to help coach or administrator effectively manage their team. A coach or administrator can easily create a mobile team website, upload team logo, photos, and videos to customize it using drag and drop templates, collect fees, schedule games and events, auto notify all participants, keep track of who is attending and communicate with team members.

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Another big challenge for amateur sports organizations is fundraising. The company provides a donation and rewards based "crowdfunding" portal help to raise money for trips, equipment and uniforms by leveraging and utilizing participants’ social media connections.

The founders of the company have over 35 years experience with team coaching and sports management software administration and development. As an example, the founders, were owners of a company called TSI Sports Inc. a Canadian based company which was closed in 2016 after selling its primary asset, a sports management software program. The primary asset of that company was software used for large sports management organizations to manage their organizations.  The differences between the two company’s focus was that TSI Sports Inc. software focuses on large sports federations and clubs in Canada with hundreds of teams and 10,000 to 50,000 plus players in a single club. In turn many clubs belong to a federation. The Canadian company software enables club and federation administrators to manage the entire organization of thousands of teams. In effect the Canadian company had few large customers (clubs and federations) representing thousands of teams.

The Team 360 Sports Inc. software addresses team sports market such as amateur soccer and youth team sports teams. The Company’s goal is to target hundreds of thousands of teams compared to the Canadian company software that targets a very small number of large customers of federations and clubs and not teams. As further disclosure, The Canadian company software does not compete with Team 360 Sports Inc. software. There is no non-compete agreement or potential for an intellectual property dispute since neither party's software infringes or competes with that of the other. Sandor Miklos has not had any managerial role in the Canadian company since 2014 and has not been a shareholder since 2014. Mr. Smith has not been a manager or owner of the Canadian company.

See Mr. Miklos' biography for more details at pages 33-34.

Team 360 Sports Inc is Nevada Corporation. Sandor Miklos is the Chief Executive Officer and he and Mario Discepola own majority of the company. We are located on the Internet at www.team360apps.com

Customers, Distribution and Marketing

The world of amateur athletics goes far beyond the confines of high school and collegiate sports and is changing rapidly in size and demographics. Amateur athletics and their corresponding leagues create industries which not only continue to increase membership, but generate billions of dollars in revenues in the U.S. and Canada. While the amateur segment is fragmented at the commercial level, youth athletics alone (including all sports) represents an industry that generates an estimated $5 billion (in the U.S.) in annual revenues and provides services to an estimated 44 million youth between the ages of 6 and 17 annually.[1]

Adults in the U.S. spend more than $100 billion on recreational sports and sports-related sectors each year, with a large part going to league/association memberships as dues and subscriptions. There is strong potential for companies that can capitalize on underrepresented market niches including sports team management and data collection services.

Youth Sports

Sport	US Participants (in millions)
Basketball	24.4
Baseball/Softball	23.3
Soccer	13.6
Volleyball	10.7
Football	8.9
Disc Ultimate	4.9
Ice Hockey	3.1
Lacrosse	0.7

Source: Humphreys Ruesky Sports Industry Study

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Adult Participation in Youth Sports (in millions)

Coaches	2.4
Officials	0.9
Administrative	0.8
Other	3.2
Total	7.3

Source: National Council on Youth Sports

___________________________

[1]As reported in a report by the North American Association of Sports Economists, IASE/NAASE Working Paper Series, No. 08-11. The abstract of the report states: "We estimate the economic scope of the sports industry in the United States. Drawing on a variety of data sources, we investigate the economic size of sport participation, sports viewing, and the supply and demand side of the sports market in the United States. Estimates of the size of the sports industry based on aggregate demand and aggregate supply range from $44 to $73 billion in 2005. In addition, participation in sports and the opportunity time cost of attending sporting events are important, but hard to value, components of the industry."

Golf	5.0
Basketball	3.4
Soccer	0.9
Bowling	0.6
Volleyball	0.4
Touch Football	0.2
Softball	0.1

Estimated Adult Team Sport Participants (in millions)

Source: BRFS Survey

Baseball	9
Basketball	5
Field Hockey	11
Football	11
Hockey	6
Lacrosse	10
Soccer	11
Softball (Fast Pitch)	9
Softball (Slow Pitch)	10
Ultimate Frisbee	7
Volleyball	6

Numbers of Players on a Team

The Humphreys and Ruesky Sports Industry Report (2008) estimates that 50% of the US population participates in some sport regularly and a more significant number participates in a sport irregularly.(See Footnote 1).

The Company's target market is US/Canadian amateur sports team market (with players of any age).

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The company plans to develop the market through social media, email, pay per click marketing and through developing a strong presence at industry tradeshows.

Marketing

Our target markets are U.S. amateur sports teams and more specifically the team coach or assistant coach. Volunteers coach most amateur sports teams. In youth sports specifically parents typically take on the coaching roles while their children play on the team. On average these volunteers come with no previous coaching experience and not a lot of excess time to devote to learning difficult to use software. They may volunteer to coach or assist the coach because they want to help out; there is no one else who will take on the role; (not necessarily for the love of the game).  In adult team sports, coaches are also players.

  Amateur coaches need a time saving solution as they have jobs, families, and lives.
  Amateur coaches need an easy to learn and use product as they are not interested in taking on a huge learning curve.
  Amateur coaches need to efficiently schedule games, venues and tournaments rather than using spreadsheets and paper based notes.
  Amateur coaches need an automated and efficient way to collect dues and fees from players. Collecting money from participants consumes much time and is a major hassle.
  Amateur coaches need help to fundraise for team trips and equipment. Lack of funding and difficulty in achieving fundraising goals is one of the major obstacles facing sports organizations

The company services the needs of the market with a robust solution that is:

  Easy to learn and use
  Robust and customizable
  Web based or native (IOS and Android) application
  Provides a crowdfunding optional package unique to the industry

As the economy rebounds more money is being spent on sports and recreation. The market is anticipated to grow by 4.5% annually.

Competition

The Company is engaged in the amateur sports administration market in which there are many competitors. Some competitors focus on the top of the pyramid, for example; sports federations, leagues and clubs providing data storage and manipulation for the league and club management. Other competitors focus on providing more specific services at the lower end of the pyramid to amateur sports teams. These services typically include player sign up, scheduling and communications, data collection, storage and data manipulation.  The services are typically provided using downloadable native applications. There are some companies that address both markets the leagues and providing federations, leagues and clubs and teams.

The most significant competitors are Teamsnap and Sportsngn.  They are both well funded organization competing in the same marketplace. Their products are well designed and popular in the market place.   However, from a user’s prospective, their services are not as easy to identify. We intend to compete by making our products easy to use and understand. Our prices and services are clearly listed on the website. They do not have to search and go through a series of hoops to find out the actual cost of our services. Our main competitors have large marketing budgets and will be difficult to compete with Competitors to a lesser extent are Eteamz and Sportslogic. Their product is equally concentrated on larger sports organizations leagues and clubs versus teams. These companies also provide a mix of applications that are similar to ours. They are also well capitalized with large marketing budgets and will be difficult to compete with.

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Other competitors. There is a myriad of small companies that provide some or all or more of the services we provide.

Overall there is a barrier to entry to this market due to the amount of time and effort required to develop a robust software platform and design and create native applications.

Team 360 Sports Inc technology was designed and developed in house. The founders have previously designed, developed and operated a SaaS company (Software as a Service) that provided sports administration services to leagues with over 250,000 players. That previous experience provides the company with a competitive advantage. The current technology is a cloud based web application. The Company is in the process of further improving developing IOS and Android Native applications for smart devices. We are located on the Internet at www.team360apps.com

Employees

As of December 31, 2016, Team 360 Sports Inc employed a total of 2 persons.Team 360 Sports Inc considers its relationship with its employees to be stable.

Facilities and Logistics

Team 360 Sports Inc is headquartered with its executive offices located in the residence of Sandor Miklos at 163 Killian Road, Maple, Ontario, Canada L6A 1A8. The Company does not have a formal lease, but expects that as it grows, it will lease offices as needed.

Involvement in Certain Legal Proceedings

The Company and none of our officer nor directors, promoters or control persons have been involved in the past ten years in any of the following:

(1)	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)	Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)	Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Patents

  The Company has no current patents or trademarks.

Seasonality

     We generally do not have a strong seasonality trend to our business.

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 Trading Market

Currently, there is no trading market for the securities of the Company. The Company intends to initially apply for admission to quotation of its securities on the OTC Bulletin Board as soon as possible, which may be while this offering is still in process. There can be no assurance that the Company will qualify for quotation of its securities on the OTC Bulletin Board. See “RISK FACTORS” and “DESCRIPTION OF SECURITIES”.

The Offering

The maximum number of Shares that can be sold pursuant to the terms of this offering is 1,273,612. The offering will terminate twenty four (24) months from the date of this prospectus unless earlier fully subscribed or terminated by the Company.

This prospectus relates to the offer and sale by certain shareholders of the Company of up to 1,273,612 Shares. The selling shareholders, who are deemed to be statutory underwriters, will offer their shares at a price of $0.25 per share. When and if the Company’s common stock is listed on a national securities exchange or is quoted on the OTC Bulletin Board (or a successor); after which, the selling shareholders may sell their shares at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker’s transactions, privately-negotiated transactions or through sales to one or more dealers for resale.

The Offering

Common Stock offered by Selling Stockholders	1,273,612 shares of Common Stock (the “Shares”). No shares of Common Stock are offered by the Company under this Prospectus.
Common Stock outstanding before the Offering	4,831,612 shares of Common Stock.
Common Stock outstanding after the Offering	4,831,612 shares of Common Stock.
Terms of the Offering	The Selling Stockholders may sell their shares at$0.25.
After Termination of the Offering	After termination of the offering, if the shares are then quoted on the OTC Bulletin Board, the Selling Stockholders may sell their shares at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker’s transactions, privately-negotiated transactions or through sales to one or more dealers for resale.
Use of Proceeds	The Company will not receive any proceeds from the sale of the Shares offered by the Selling Stockholders.
Risk Factors	The investment in the Shares offered hereby involves a high degree of risk and the Shares should not be purchased by investors who cannot afford the loss of their entire investment. See, “Risk Factors” beginning on page 18.

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The Company is not receiving any proceeds from the sale of the Shares offered by the selling shareholders. The selling shareholders are offering their shares at $0.25 per share and if the shareholders are successful in the sale of the shares at that price, the value of all the outstanding shares at that time (4,831,612) could be assumed to be $1,207,903.

Once the registration statement of which this Prospectus is part becomes effective with the SEC, and once a public market develops, the Selling Stockholders may sell the Shares indicated above in public transactions or otherwise, on the Over-the-Counter Bulletin Board (or such other public market as may develop) or in privately negotiated transactions. Those resales may be at the then-prevailing market price or at any other price that a particular Selling Stockholders may negotiate. The Selling Stockholders act independently of one another in making a determination to sell the Shares owned by them and they do not act as or form a group for purposes of their ownership or disposition of the Shares offered hereunder. There is no guarantee that a public market in the Common Stock will develop in the foreseeable future or ever.

Summary Financial Information

The statement of operations data for the period from January 1, 2015 to December 31, 2016 and the balance sheet data at December 31, 2016 are derived from the Company’s audited financial statements and related notes thereto included elsewhere in this prospectus.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the accompanying notes included elsewhere in this Prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following financial data.

TEAM 360 SPORTS INC. STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (Audited)

	For the Years Ended
	December 31,*
	2016	2015
	(restated)
Revenue:	$1,676	$—

Operating Expenses:
General & administrative expenses	10,947	745
Website development, related party	—	45,000
Total operating expenses	10,947	45,745

Loss from operations	(9,271)	(45,745)

Loss before income taxes	(9,271)	(45,745)

Provision for income taxes	—	—

Net loss	$(9,271)	$(45,745)

Basic loss per share	$0.00	$(0.01)

Basic weighted average shares	4,409,531	4,186,112

*Note: All financial numbers are in US dollars.

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Jumpstart Our Business Startups Act:

The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We will remain an emerging growth company for up to five full fiscal years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any September 30 before that time, we would cease to be an emerging growth company as of the following September 30, or if our annual revenues exceed $1 billion, we would cease to be an emerging growth company the following fiscal year, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an emerging growth company immediately.

We will elect to take advantage of the extended transition period for complying with new or revised accounting standards under section 102(b)(1). This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

The Company meets the definition of an emerging growth company will be affected by some of the changes provided in the JOBS Act and certain of the new exemptions. The JOBS Act provides additional new guidelines and exemptions for non-reporting companies and for non-public offerings. Those exemptions that impact the Company are discussed below.

Financial Disclosure. The financial disclosure in a registration statement filed by an emerging growth company pursuant to the Securities Act of 1933 will differ from registration statements filed by other companies as follows:

(i) audited financial statements required for only two fiscal years;

(ii) selected financial data required for only the fiscal years that were audited;

(iii) executive compensation only needs to be presented in the limited format now required for smaller reporting companies. (A smaller reporting company is one with a public float of less than $75 million as of the last day of its most recently completed second fiscal quarter)

However, the requirements for financial disclosure provided by Regulation S-K promulgated by the Rules and Regulations of the SEC already provide certain of these exemptions for smaller reporting companies. The Company is a smaller reporting company. Currently a smaller reporting company is not required to file as part of its registration statement selected financial data and only needs audited financial statements for its two most current fiscal years and no tabular disclosure of contractual obligations.

The JOBS Act also exempts the Company’s independent registered public accounting firm from complying with any rules adopted by the Public Company Accounting Oversight Board (“PCAOB”) after the date of the JOBS Act’s enactment, except as otherwise required by SEC rule.

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The JOBS Act also exempts an emerging growth company from any requirement adopted by the PCAOB for mandatory rotation of the Company’s accounting firm or for a supplemental auditor report about the audit.

Internal Control Attestation. The JOBS Act also provides an exemption from the requirement of the Company’s independent registered public accounting firm to file a report on the Company’s internal control over financial reporting, although management of the Company is still required to file its report on the adequacy of the Company’s internal control over financial reporting.

Section 102(a) of the JOBS Act goes on to exempt emerging growth companies from the requirements in 1934 Act Section 14A(e) for companies with a class of securities registered under the 1934 Act to hold shareholder votes for executive compensation and golden parachutes.

Other Items of the JOBS Act. The JOBS Act also provides that an emerging growth company can communicate with potential investors that are qualified institutional buyers or institutions that are accredited to determine interest in a contemplated offering either prior to or after the date of filing the respective registration statement. The Act also permits research reports by a broker or dealer about an emerging growth company regardless if such report provides sufficient information for an investment decision. In addition the JOBS Act precludes the SEC and FINRA from adopting certain restrictive rules or regulations regarding brokers, dealers and potential investors, communications with management and distribution of a research reports on the emerging growth company IPO.

Section 106 of the JOBS Act permits emerging growth companies to submit 1933 Act registration statements on a confidential basis provided that the registration statement and all amendments are publicly filed at least 21 days before the issuer conducts any road show. This is intended to allow the emerging growth company to explore the IPO option without disclosing to the market the fact that it is seeking to go public or disclosing the information contained in its registration statement until the company is ready to conduct a road show.

Election to Opt Out of Transition Period

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a 1933 Act registration statement declared effective or do not have a class of securities registered under the 1934 Act) are required to comply with the new or revised financial accounting standard.

The JOBS Act provides a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of the transition period.

RISK FACTORS

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR REFERRED TO IN THIS REPORT, BEFORE PURCHASING SHARES OF OUR COMMON STOCK. THERE ARE NUMEROUS AND VARIED RISKS, KNOWN AND UNKNOWN, THAT MAY PREVENT US FROM ACHIEVING OUR GOALS. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES WE WILL FACE. IF ANY OF THESE RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATION MAY BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND INVESTORS IN OUR COMMON STOCK COULD LOSE ALL OR PART OF THEIR INVESTMENT.

Risks Related to our Business and Current Market Position

While our model is strong and we serve a highly valuable market, the fact is that we are in a sector where our product is unique, and we are in the development stage of operations, and while we estimate strong and growing demand this may not occur.

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As is the case with many firms that achieve success by implementing a unique model into a sizable market; there is a risk that our success may not scale at the level of our projections which can pose a risk for our investors. Our auditors have issued a going concern opinion on the audited financial statements in Note 3. The financial note states that: "The Company requires capital for its contemplated operational and marketing activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern." There is a substantial risk that the Company will not be able to obtain the funding that it needs to complete the development of its software, carry out its plan of operations and market its products effectively or that its software will be accepted in the marketplace.

Our existing and anticipated working capital needs, the acceleration or modification of our expansion plans, or increased expenses or other events will all affect our ability to continue as a going concern.

We intend to use part of the proceeds of this and future offerings to assist with our operational costs as well as to put us in a position to go public, thereby increasing our exposure and our ability to raise funds in the future. Supporting the increased costs of infrastructure as well as expanding business development to attract new contracts may significantly increase our costs of operations. If we can’t generate the necessary contracts or we experience moderate to major contraction in our current contract portfolio there may be a detrimental effect to our ability to progress as a company.

While we hope to be able to generate strong sales in the foreseeable future there is no guarantee that we will do so which could result in uncertainty as it relates to future profitability and could create limitations within our operations infrastructure.

While the contacts of our principals, along with the existing operations infrastructure of our primary acquisition target place us in a good position to grow quickly, we are implementing a new phase of our business model which may cause some stability issues moving forward. Our ability to succeed is directly dependent on that business model’s ability to adapt to the needs and wishes of the market.

Our growth plan is based upon management’s projection of what may happen in the future and the assumption that our services will continue to be in high demand to the market. Actual results may differ materially.

Our growth plan is based upon management's projections of estimated available cash flow, expenses, revenue, over profit, earnings before interest, taxes and depreciation, sales cycle time and other measures of projected economic performance. These projections are made in management's view of what may happen in the future, and are not based upon historical projections. These statements, facts and the views of Company management constitute forward-looking statements within the meaning of Section 27A of the 1933 Securities Act and Section 21E of the Securities Exchange Act of 1934. The outcome of the events described in such forward-looking statements is subject to risks and uncertainties. Projections or predictions of future events may not occur and actual results may differ materially from those expressed in or implied by such forward-looking statements.

The projections in management's view are based in part on marketing expenditures to generate customers and compete in the marketplace.

No part of the proceeds of this offering will go to assist with our operational costs. It will be necessary to raise funds by stock or debt/note offering or other method of financing, if available. Supporting the increased costs of infrastructure as well as expanding business development to attract new contracts may significantly increase our costs of operations. Furthermore, our existing and anticipated working capital needs, the acceleration or modification or our expansion plans, or increased expenses or other events will all affect our ability to continue as a going concern.

Our growth plan is based on our ability to consistently secure contracts. Any adverse economic situations that affect our primary target market may affect our ability to secure contracts in a manner that provides the revenue that will offset our expected growth in infrastructure costs.

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While we operate in a strong niche of the Amateur Sports Industry we are still exposed to the adversity of that market. Considering how the economic climate affects how people spend their extra money, this is a risk that must be taken into consideration.

Growth of internal operations and business may strain our financial resources.

We will be significantly expanding the scope of our operating and financial systems in order to increase our capacity to the point where we can serve a larger number of clients. Our growth rate may place a significant strain on our financial resources for a number of reasons, including increased staff, physical operating costs, marketing costs, insurance/liability costs, legal costs, etc.

We cannot give you any assurance that we will adequately address these risks and, if we do not, our ability to successfully expand our business could be adversely affected.

Failure to manage growth effectively could prevent us from achieving our goals.

Our strategy envisions a period of rapid growth once we initiate this new stage of operations; this growth may impose a significant burden on our administrative and operational resources. Our ability to effectively manage growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management and other personnel. Our failure to successfully manage growth could result in our sales not increasing commensurately with capital investments. Our inability to successfully manage growth could materially adversely affect our business.

The departure of key personnel could compromise our ability to execute our strategic plan, especially if that person(s) is responsible for managing or building key relationships, and may result in additional severance costs to us.

Our success largely depends on the skills, experience and efforts of our key personnel. The loss of key personnel would jeopardize our ability to execute our strategic plan and materially harm our business. In addition, we intend to enter into a written employment agreement with most of our key personnel that can be terminated at any time by us or the executives.

Technology and software development risks

The technology is developed in house using software developers located in Ho Chi Minh City, Vietnam and elsewhere. While all development takes place on servers in the company’s control, and the company has saved and backed up copies of the software, there is a risk that the developers may intentionally cause some damage to the code. We cannot make any assurances that an event causing damage to our development will not happen.

We will incur ongoing costs and expenses for SEC reporting and compliance, without increased revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

If we are able to become a public company, we will incur significant legal, accounting and other expenses. We expect the laws, rules and regulations governing public companies to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Going forward, the Company will have ongoing SEC compliance and reporting obligations, estimated as approximately $25,000 annually.  Such ongoing obligations will require the Company to expend additional amounts on compliance, legal and auditing costs.  In order for us to remain in compliance, we will require increased revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources.  If we are unable to generate sufficient revenues to remain in compliance, it may be difficult for you to resell any shares you may purchase, if at all.

Risks Associated With This Offering

If we do not file a Registration Statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"), we will continue as a reporting company and will not be subject to the proxy statement requirements, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity, all of which could reduce the value of your investment and the amount of publicly available information about us.

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As a result of this offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through December 31, 2017, including a Form 10-K for the year ended December 31, 2017, assuming this registration statement is declared effective before that date. At or prior to December 31, 2017, we intend to voluntarily file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the Exchange Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. If we do not register our securities under Section 12(g) we will face automatic suspension of reporting requirements. We are not required under Section 12(g) or otherwise to become a mandatory Exchange Act filer unless we have more than 2,000 shareholders (of which 500 may be unaccredited) and total assets of more than $10 million on December 31, 2017. If we do not file a registration statement on Form 8-A at or prior to December 31, we will continue as a voluntary reporting company that we could terminate at any time and will not be subject to the proxy statement requirements of the Exchange Act, and our officer, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity. After this offering, Team 360 Sports, Inc. will file periodic and current reports with the Securities and Exchange Commission as required to maintain the fully reporting status which includes filing quarterly and annual reports. The Company is filing a Form 8A at or prior to December 31, 2017.

Our financial statements may not be comparable to those of companies that comply with new or revised accounting standards.

We have elected to take advantage of the benefits of the extended transition period that Section 107 of the JOBS Act provides an emerging growth company, as provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Our financial statements may, therefore, not be comparable to those of companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our status as an "emerging growth company" under the JOBS Act OF 2012 may make it more difficult to raise capital when we need to do it.

Because of the exemptions from various reporting requirements provided to us as an "emerging growth company" and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain an "emerging growth company."

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an "emerging growth company" as defined in the JOBS Act.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an "emerging growth company." At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

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Reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

As an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As an "emerging growth company" under the jumpstart our business startups act (JOBS), we are permitted to rely on exemptions from certain disclosure requirements.

We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

*	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

*	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

*	submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and

*	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO's compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We will remain an emerging growth company for up to five full fiscal years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any January 31 before that time, we would cease to be an emerging growth company as of the following December 31, or if our annual revenues exceed $1 billion, we would cease to be an emerging growth  company the following fiscal year, or if we issue more than $1 billion in  non-convertible debt in a three-year period, we would cease to be an emerging growth company immediately.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and OTCBB rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Also, while there is limited regulation of our business at the state and federal levels, any change to such regulation could adversely

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affect our business. Also, our clients are often regulated, and their ability to pay us or our ability to provide services may be affected by changes in regulation. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our business may be materially affected and our reputation may be harmed.

Risks Related to our Common Stock

The share being sold under this offering are being sold at $0.25 per share. If the market does not develop so that the shares are tradeable in the public market either by being listed on a national securities exchange or Company is not successful or is quoted on the OTC Bulletin Board (or a successor); then the selling shareholders will not have a public market in which to trade their shares.

If we are not successful in establishing a public market, the shares may not be readily tradeable. We cannot make any assurances that a public market will develop.

If our Company is able to register publicly, our shares would be considered “penny stocks,” which imposes additional sales practice requirements on broker/dealers; as such many broker/dealers may not want to offer our shares, which could affect your ability to sell your shares in the future.

If we are able to register our Company publicly with the Securities and Exchange Commission, our shares will be considered “penny stocks” covered by Section 15(g) of the Exchange Act and Rules 15g-1 through 15g-6 promulgated hereunder, which impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $250,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). Since our shares are covered by Section 15(g) of the Securities Exchange Act of 1934, many broker/dealers may not want to make a market in our shares or conduct any transactions in our shares. As such, even if we become a public company, your ability to dispose of your shares may be adversely affected.

We do not expect to pay dividends and investors should not buy our Common Stock expecting to receive dividends.

We do not anticipate that we will declare or pay any dividends on our Common Stock in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our Common Stock if the price appreciates. You should not purchase our Common Stock expecting to receive cash dividends. Since we do not pay dividends, and if we are not successful in establishing an orderly public trading market for our shares, then you may not have any means to liquidate or receive any payment on your investment. Therefore our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds, which could affect our ability to expand our business operations.

Trends, Risks and Uncertainties

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all such risk factors before making an investment decision with respect to our Common Stock.

Management control

We operate in the highly competitive industry. Many of our current and potential competitors, including larger multinational companies, domestic manufacturing companies with multiple product lines in radiation detection products have existed longer and have larger customer bases, greater brand recognition and significantly

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greater financial, marketing, personnel, technical and other resources than TEAM 360 SPORTS INC. In addition, many of these competitors may be able to devote significantly greater resources to:

•   research and development of new products

•  attracting and retaining key employees;

• maintaining a large budget for marketing and promotional expenses

•  providing more favorable credit terms to suppliers

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

As a company with a class of securities registered under the Exchange Act, we are subject to reporting and other legal, accounting, corporate governance, and regulatory requirements imposed by the Exchange Act and rules and regulations promulgated under the Exchange Act. Our Chairman and CEO lacks public company experience which could impair our ability to comply with these legal, accounting, and regulatory requirements. Such responsibilities include complying with Federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement and effect programs and policies in an effective and timely manner that adequately responds to such increased legal and regulatory compliance and reporting requirements. Our failure to do so could lead to the imposition of fines and penalties and further result in the deterioration of our business.

Regulations, including those contained in and issued under the Sarbanes-Oxley Act of 2002 (“SOX”) and the Dodd–Frank Wall Street Reform and Consumer

Protection Act of 2010 (“Dodd-Frank”), increase the cost of doing business and may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our Common Stock.

With the filing of our Form S-1, we are planning to become a public company. The current regulatory climate for public companies, even small and emerging growth companies such as ours, may make it difficult or prohibitively expensive to attract and retain qualified officers, directors and members of board committees required to provide for our effective management in compliance with the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on boards of directors. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. For example, the enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC. Further, recent and proposed regulations under Dodd-Frank heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business could be adversely affected.

Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.

As we become a public company, we will be subject to various SEC reporting and other regulatory requirements. We will incur expenses and, to a lesser extent, diversion of our management’s time in our efforts to comply with SOX Section 404 regarding internal controls over financial reporting. Our management’s evaluation over our internal controls over financial reporting may determine that material weaknesses in our internal control exist. If, in the future, management identifies material weaknesses, or our external auditors are unable to attest that our management’s report is fairly stated or to express an opinion on the effectiveness of our internal controls, this could result in a loss of investor confidence in our financial reports, have an adverse effect on our stock price, and subject us to sanctions or investigation by regulatory authorities.

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Limitations on director and officer liability and our indemnification of our officers and directors may discourage stockholders from bringing suit against a director.

Our Certificate of Incorporation and By-Laws provide, with certain exceptions as permitted by Nevada corporation law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, our Certificate of Incorporation and By-Laws provide for mandatory indemnification of directors and officers to the fullest extent permitted by governing state law.

We may incur a variety of costs to engage in future acquisitions of companies, products or technologies, to grow our business, to expand into new markets, or to provide new services. As such, the anticipated benefits of those acquisitions may never be realized.

It is management’s intention to acquire other businesses to grow our customer base, to expand into new markets, and to provide new product lines. We may make acquisitions of, or significant investments in, complementary companies, products or technologies, although no additional material acquisitions or investments are currently pending. Acquisitions may be accompanied by risks such as:
•	difficulties in assimilating the operations and employees of acquired companies;
•	diversion of our management’s attention from ongoing business concerns;
•	our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;
•	additional expense associated with amortization of acquired assets;
•	additional expense associated with understanding and development of acquired business;
•	maintenance and implementation of uniform standards, controls, procedures and policies; and
•	impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management employees.

We must attract and retain skilled personnel. If we are unable to hire and retain technical, sales and marketing, and operational employees, our business could be harmed.

Our revenues are generated by the sales of our team management software from our direct sales, online marketing     and our website.

Our ability to manage our growth will be particularly dependent on our ability to develop and retain an effective sales force and qualified managerial personnel. We intend to hire additional employees, including sales and marketing employees and operational employees. The competition for qualified sales, technical, and managerial personnel in the technology community, is intense, and we may not be able to hire and retain sufficient qualified personnel. In addition, we may not be able to maintain the quality of our operations, control our costs, maintain compliance with all applicable regulations, and expand our internal management, technical, information and accounting systems in order to support our desired growth, which could have an adverse impact on our operations.

Our failure to manage growth effectively could harm our ability to attract and retain key personnel and adversely impact our operating results.

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There can be no assurance that we will be able to manage our expansion effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in multiple geographic locations. We may not be able to hire, train, retain, motivate and manage required personnel, which may limit our growth, damage our reputation and negatively affect our financial performance and harm our business.

If we obtain financing, existing shareholder interests may be diluted.

If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our shareholders will be diluted. In addition, any new securities could have rights, preferences and privileges senior to those of our common stock. Furthermore, we cannot assure you that additional financing will be available when and to the extent we require or that, if available, it will be on acceptable terms.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

We are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements are time-consuming and expensive and could have a negative effect on our business, results of operations and financial condition.

As we become a public company, we will be subject to the reporting requirements of the Exchange Act, and requirements of SOX. The cost of complying with these requirements may place a strain on our systems and resources. The Exchange Act will require that we file annual, quarterly and current reports with respect to our business and financial condition. SOX will require that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, may be required to hire additional staff and need to continue to provide effective management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join the Company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. As an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) enacted on April 5, 2012, we may take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX (and rules and regulations of the SEC thereunder, which we refer to as Section 404) and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

We will remain an “emerging growth company” for up to five years, although we may cease to be an emerging growth company earlier under certain circumstances. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — JOBS Act” for additional information on when we may cease to be deemed to be an emerging growth company. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

A part of our business come from international operations and may affect financial results in U.S. dollar terms and could negatively impact our financial results.

Our software and website are written in English, French, and Spanish. A part of our revenues come from international operations. We expect an increase in our sales into the international market and have no system in place to combat currency risk.

Risks Related to Our Common Stock

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Our stock price may be volatile or may decline regardless of our operating performance, and the price of our common stock may fluctuate significantly.

Once our shares begin trading, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•            competition from other sports team software provider companies or related businesses;

•	changes in government regulations, general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the software industry;

•            changes in key personnel;

•            entry into new geographic markets;

•            actions and announcements by us or our competitors or significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•           changes in operating performance and stock market valuations of other radiation detection and related companies;

•            investors’ perceptions of our prospects and the prospects of the sports team software industry;

•            fluctuations in quarterly operating results, as well as differences between our actual financial and operating results and those expected by investors;

•            the public’s response to press releases or other public announcements by us or third parties, including our filings with the announcements relating to litigation;

•            financial guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•            the development and sustainability of an active trading market for our common stock;

•            future sales of our common stock by our officers, directors and significant stockholders; and

•            changes in accounting principles affecting our financial reporting.

These and other factors may lower the market price of our common stock, regardless of our actual operating performance.

The stock markets and trading facilities, including the OTC Bulletin Board, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities in many companies. In the past, stockholders of some companies have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our Common Stock, or the perception in the public markets that these sales may occur, may depress our stock price.

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Sales of substantial amounts of our Common Stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Common Stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have approximately 4,831,612 shares of Common Stock outstanding. Our shares of Common Stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our Common Stock that may be held or acquired by our directors, executive officers and other “affiliates,” as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Common Stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Dilution to investors upon any future stock sales.

If we complete a financing through the sale of additional shares of our common stock in the future, then shareholders will experience dilution: The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that, if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding. To raise additional capital we may have to issue additional shares, which may substantially dilute the interests of existing shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments. We cannot guarantee we will be successful in generating revenue in the future or be successful in raising funds through the sale of shares to pay for the Company’s business plan and expenditures. As of the date of this filing, we have earned minimal revenues. Failure to generate revenue or to raise funds could cause us to go out of business, which would result in the complete loss of your investment.

The Company may issue more shares in connection with future mergers or acquisitions, which could result in substantial dilution to existing shareholders.

Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock and no shares of preferred stock. Any future merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then-current stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a future business combination or otherwise, dilution to the interests of our stockholders will occur, and the rights of the holders of common stock could be materially and adversely affected.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Common Stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our Common Stock could be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our Common Stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceased coverage of us or fail to publish reports on us regularly, demand for our Common Stock could decrease, which could cause our stock price and trading volume to decline.

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Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As we become a public company, we will be required to make a formal assessment of the effectiveness of our internal controls over financial reporting under Section 302. In addition, at such time as we cease to be an “emerging growth company,” as more fully described in these Risk Factors, we will be required to comply with Section 404. At such time, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

Our management and other affiliates may have significant control of our Common Stock and could control our actions in a manner that conflicts with the interests of other stockholders.

After the offering, we anticipate that our executive officers, directors, affiliates, and their affiliated entities together will beneficially own approximately 71.4%of our Common Stock, representing approximately 71.4%of the voting power of our outstanding capital stock. As a result, these stockholders, acting together, will be able to exercise considerable influence over matters requiring approval by our stockholders, including the election of directors, and may not always act in the best interests of other stockholders. Such a concentration of ownership may have the effect of delaying or preventing a change in our control, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and growth of our business will require substantial cash. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our Common Stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our , financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our Common Stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Common Stock.

Anti-takeover provisions in our charter documents and Nevada law might discourage or delay acquisition attempts for us that investors might consider favorable.

Our Certificate of Incorporation and By-Laws contain provisions that may make the acquisition of us more difficult without the approval of our Board of Directors. These provisions, among other things:

•  authorize the issuance of previously undesignated preferred stock, the terms of which may be established and the shares of which may be issued at the discretion of our Board of Directors without stockholder approval, and which may include supermajority voting, special approval, dividend or other rights or preferences superior to the rights of the holders of Common Stock;

•  provide that only the chairperson of our Board of Directors, chief executive officer or a majority of the Board of Directors may call a special meeting of stockholders;

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•  provide that our Board of Directors is expressly authorized to make, alter or repeal our amended and restated By-Laws;

•  provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•  establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Nevada law may prevent new investors from influencing significant corporate decisions, could discourage, delay or prevent a transaction involving a change-in-control, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

 In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We discuss many of the risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by law, we assume no obligation to update any forward-looking statements after the date of this prospectus.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Use of Proceeds

The Selling Stockholders may sell all of the Shares covered by this Prospectus for their own accounts. Accordingly, we will not receive any proceeds from the resale of the Common Stock.

Dividend Policy

To date, we have never declared dividends or paid cash dividends on our Common Stock. In the future, if we become profitable, our Board of Directors may, in its discretion, declare a dividend on our Common Stock from our surplus earnings. There is no assurance that we will ever become profitable or that we will have surplus earnings from which a dividend can be paid. The declaration of dividends will be at the discretion of the Board of Directors and will depend upon our earnings, financial position, general economic conditions and other pertinent factors.

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Determination of Offering Price

The price of the shares offered by the Selling Stockholders will be determined by the Selling Stockholders based upon based, among other factors, on certain historical transactions between the Company and the Selling Stockholders. We have no agreement, written or oral, with our Selling Stockholders about this price in this offering. Each Selling Stockholder will act independently in determining the price at which its Shares are sold. The offering price may bear no relationship whatsoever to our assets, earnings, book value or other criteria of value. The factors considered by a Selling Stockholder in setting the offer price for its Shares might include:

•  the risk unpredictable nature of our business;

•  the price at which we have sold our stock in offerings not registered under the Securities Act;

•  what the Selling Stockholders consider to be our growth potential;

•  the price at which we issued our Common Stock to certain of the Selling Stockholders in exchange for debt and for services; and

•  the price the Selling Stockholder believes a purchaser is willing to pay for our stock;

Prior to this offering, there has been no market for our securities.

Dilution

We are not offering any shares of our common stock by this prospectus, but are offering 1,273,612 shares of the common stock to be sold by the selling shareholders, which is common stock that is currently issued and outstanding.   All shares of our common stock that are being registered are owned by the selling shareholders, who will offer such shares at a fixed price of $0.25 per share. After termination of the offering, if the shares are then quoted on the OTCBB or another quotation service and thereafter the shares may be traded at prevailing market prices, or privately negotiated prices.

Upon completion of this offering there is no dilution effect to the potential shareholders since the common stock to be sold in this Offering is common stock that is currently issued and outstanding.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A stockholder in all likelihood, therefore, will not be able to resell his or her securities should he or he desire to do so when eligible for public resale. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Penny Stock Considerations

Our shares likely will be “penny stocks” as that term is generally defined in the Exchange Act and the rules and regulations promulgated thereunder to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser

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and must receive the purchaser’s written consent to the transaction prior to the sale. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

•  Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

•  Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

•  Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value and information regarding the limited market in penny stocks; and

•  Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our Common Stock, which may affect the ability of Selling Stockholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our stockholders will, in all likelihood, find it difficult to sell their securities.

OTC Bulletin Board Qualification for Quotation

To have our shares of Common Stock on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our Common Stock. We have not had conversations with nor engaged any market maker to file our application on Form 211 with FINRA. No Assurances can be made that we will be able to obtain a sponsor to file our application.

Stockholders

As of the date of this Prospectus, we had 52 holders of record of our Common Stock.

Dividends

We have not declared any cash dividends on our Common Stock since our inception and do not anticipate paying such dividends in the foreseeable future. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the Board of Directors deems relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the audited financial statements and the notes to the audited financial statements included in the registration statement on Form S-1 of which this Prospectus is a part. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those anticipated in these forward-looking statements.

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We were incorporated in Nevada on February 26, 2013, and on April 4, 2016, amended the Articles of Incorporation to change the name of the company to Team 360 Sports Inc. The Company provides amateur sports clubs, leagues and teams with easy to use robust digital administration management systems.

The Company has had minimal revenues from two customers in three transactions as the Company was developing its technology and platform. One transaction on September 1, 2016 for $1 , 250 was for a "white label" administration scheduler software. Another transaction on November 5, 2016 was a payment of $10,000 as a non-refundable up-front payment for a non-exclusive license for use of the Company's software. Another transaction on the same date was a training fee of $3,000 in conjunction with a non-exclusive license. The license agreement calls for a five percent (5%) royalty on further sales by licensees, but no fees have been received to date. There are no assurances that the previous customers will continue using our services as there are no existing contracts due to the nature of our business. The trend in the market place is to provide services to teams versus large organizations such as leagues and clubs. The Company is planning to move into that market place however there can be no assurances that it will succeed.

Our net loss for the three months ended March 31, 2017 was $35,274, compared to $54 for three months ended March 31, 2016. The loss in 2017 was due to compensation expense and general and administrative expense. Revenue increased from $0 for the three months ended March 31, 2016 to $639 for the three months ended March 31, 2017. General and administrative expenses increased from $54 in the prior period to $17,154 for the three months ended March 31, 2017. We also accrued $18,750 of officer compensation in the current period.

Our net loss for 2016 was $ 9,271 , compared to a loss of $45,745 for 2015. The loss in 2015 was largely due to an expenditure for the development of the website and Team 360 software to replace the previously used software. Management believes the software that was developed is more robust and effective than its previously released software. Revenue increased from $0 for 2015 to $ 1,676 in 2016. General and administrative expenses increased from $745 in 2015 to $10,947 in 2016.

Liquidity

The Company has an accumulated deficit of $62,067 at December 31, 2016 and had a net loss of $9,271for the year ended December 31, 2016. Net cash from operating activities was $804 and we had no cash flows from either investing or financing activities.

For the Company to operate and complete its stated business plans, it will need to raise new funds in order to increase revenues. The Company currently has a very low burn rate as employees are paid in shares and there is no office expense, however, the funds it currently has is insufficient for the Company to make substantial inroads with competition. With the Company believes it can raise funds to support operations, there are no assurances that it will be successful in doing so. The Company anticipates the need to raise an estimated $30,000 to fund its operations for the next 12 months, including the additional cost of fundraising.

The business plan for the Company involves completing the beta testing of the Team 360 Apps which will not involve out of pocket expenditures, since it is being developed largely in-house. Upon completion of the beta testing, the Company will purchase ads to market the Team 360 Apps product. If the Company is not successful raising funds for a larger marketing budget, it will start with a minimal cost effective campaign.

Capital Resources

The Company has no current plans to expand costs or expenses. Overall it will seek to maintain very low expenses. The Company will need to raise funding if it plans to increase spending.

Significant Accounting Policies

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control, and preventing and detecting fraud. Our system of internal accounting control is designed to assure, among other items, that: (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements.

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The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At December 31, 2016, the Company had net operating loss carry forwards of approximately $49,000 that may be offset against future taxable income from the year 2017 to 2036. No tax benefit has been reported in the December 31, 2016 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Critical Accounting Policies

Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States ("US GAAP"). US GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expenses amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes.” ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

We believe the following is among the most critical accounting policies that impact our consolidated financial statements. We suggest that our significant accounting policies, as described in our financial statements in the Summary of Significant Accounting Policies, be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

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We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

As an emerging growth company, the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company is an Emerging Growth Company under the JOBS Act of 2012, but the Company hasnot optedout of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(B) of the JOBS Act.

Recent Accounting Pronouncements

The Company has reviewed all recently issued accounting pronouncements and plans to adopt those that are applicable to it. The Company does not expect the adoption of any other pronouncements to have an impact on its results of operations or financial position.

Off-Balance Sheet Arrangements

None.

MANAGEMENT

Neither the Company, its property, nor any of its directors or officers is a party to any pending legal proceeding, nor have they been subject to a bankruptcy petition filed against them. None of its officers or directors have been convicted in, nor is subject to, any criminal proceeding.

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The names and ages of the directors and executive officers of the Company and their positions with the Company are as follows:

Name	Age	Position
Sandor (Alex) Miklos	60	President, Chief Executive Officer, Chief Financial Officer (Principal Accounting Officer), Chairman of the Board
Simon Smith	46	Vice President and Chief Technical Officer

Sandor (Alex) Miklos -- President , Chief Executive Officer , Chief Financial Officer (Principal Accounting Officer), Chairman of the Board of Directors

Mr. Miklos started his post high school education Seneca College in Toronto and graduated with a science diploma. His financial career began in 1987 with a bank owned investment firm managing currency and interest rate risk for large institutions utilizing, futures, options, and other derivatives. Later in his career he was selected as the manager of Ontario Secondary School Teachers Federation’s funds. His ongoing education include business at Laurier University in Waterloo; Wharton School of Business in conjunction with the Investment Management Consultants Association (IMCA where he earned the Certified Investment Management Consultant (CIMA) designation and utilized it until 2004 when he left the professional advisory investment business. Since 2004 he has been an angel investor and business consultant specializing in sales and marketing. In the past, he has held real estate, securities, futures, options and derivatives, partners and officers’ licenses and a CIMA designation. He is a part owner and an employee of a Florida Company named Casavue, LLC, also a technology and software development company that is based in Florida. Mr Miklos intends to devote between 10 and 20 hours per week or more if needed to manage and direct the operations of the Company. Mr. Miklos has a compensation agreement with the Company.

Simon Smith, Vice President and Chief Technical Officer

Simon is a Science graduate with a M.Sc. in Physics from Queens University in Canada and a B.Sc. from Warwick University in the U.K.  After graduation Simon worked as a researcher for Oil and Gas companies in the fields of electromagnetics and ultrasound. 1996-2002 Simon worked in Europe and the Middle East managing ERP implementations for Chemical, Utility and Mining companies.  In 2002 Simon became the CTO of Detectent, a US based company providing software and analytics for the utility industry, Simon was one of the founders of this company which grew to over 50 employees until it was sold to Silver Springs Networks in 2014. Simon also started his own IT company based in Vietnam and Thailand in 2005 which provides IT programming and Quality Assurance services as well as global sourcing software to the Oil and Gas industry.He is a part owner and an employee of a Florida Company named Casavue, LLC, also a technology and software development company that is based in Florida. Mr Smith intends to devote between 10 and 20 hours per week or more if needed to manage and direct the operations of the Company. Mr. Smith has a compensation agreement with the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date of this prospectus regarding the beneficial ownership of the Company’s common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to any exercise of warrants or options held by that person.

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		Number of Shares of	Class Before	Percent of Class
Name	Position	Common Stock	Offering (1)	After Offering (2)
Sandor Miklos	President, Chief Executive Officer, Chief Financial Officer (Principal Accounting Officer) and Chairman of the Board of Directors	1,700,000	35%	35%

Simon Smith	Chief Technical Officer	300,000	6.0%	6.0%
All Directors and Officers as a Group, 2 persons		2,000,000	41%	41%

Mario Discepola	Principal Stockholder	1,500,000	31.0%	31.0%

(1)   Based upon 4,831,612 shares outstanding as of the date of this offering.

(2)   Assumes sale of all 1,273,612 shares offered, and 4,831,612 shares outstanding following the offering.

Significant Employees

We are dependent on the experience, knowledge, skill and expertise of our President and CEO Sandor Miklos. We are also in large part dependent on current CTO, Simon Smith. The loss of any of the key personnel listed above could materially and adversely affect our future business efforts. Our success depends in substantial part upon the services, efforts and abilities of Sandor Miklos, our Chairman and Chief Executive Officer, due to his experience, history and knowledge of the industry and his overall insight into our business direction. The loss or our failure to retain Mr. Miklos, or to attract and retain additional qualified personnel, could adversely affect our operations. We do not currently carry key-man life insurance on Mr. Miklos or any of our officers and have no present plans to obtain this insurance.

Involvement in Certain Legal Proceedings

There are presently no legal actions pending against the Company or to which it or any of its property are subject, nor to its knowledge are any such proceedings contemplated. In the event there were any such legal action, there would be variable costs of defense. The Company anticipates a general increase in legal counsel cost going forward due to the increased compliance costs of running a public company and the legal work that may be necessary for implementing the Company’s business plan of expansion.

Family Relationships

There are no family relationships among directors, executive officers, principal stockholders or persons nominated or chosen by the issuer to become directors or executive officers.

Risks Related to Financial Projections

Because this company has earned minimal revenue in the past and may not earn much revenue for at least a period of two years, there is no real ability to forecast sales outside of doing extremely rough projections based on the financial course of other products already on the market. For this reason there is substantial risk associated with basing any investment decisions on any financial projections presented either in this document or in the Company business plan.

Meetings of the Board of Directors

Mr. Miklos was elected director by the stockholders of the Company in 2013. The Board establishes policy and provides strategic direction, oversight, and control of the Company. As of the date of this Prospectus, the Board of Directors had no standing audit, compensation, nominating or other committees, although the Board intends to establish such committees in the future.

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Code of Ethics

As of the date of this Prospectus, we had not adopted a formal, written code of conduct (“Code of Ethics”) within the specific guidelines promulgated by the SEC, although we intend to adopt a Code of Ethics in the near future.

Procedures for Security Holders to Nominate Directors

Our bylaws do not provide a procedure for Stockholders to nominate directors. The Board of Directors does not currently have a standing nominating committee. The Board of Directors currently has the responsibility of selecting individuals to be nominated for election to the Board of Directors. Qualifications considered by the Directors in nominating an individual may include, without limitation, independence, integrity, business experience, education, accounting and financial expertise, reputation, civic, community and industry relationships and industry knowledge. In nominating an existing director for re-election to the Board of Directors, the Directors will consider and review an existing director’s Board and Committee attendance, performance and length of service.

Equity Incentive Plan

As of the date of this Report, the Registrant has not entered into any Equity Incentive Plans.

Option Grants in the Last Fiscal Year

No Stock Appreciation Rights (“SARs”) or options to purchase our stock were granted to the Named Executive Officers during fiscal year ended December 31, 2016.

Retirement Plan

We do not currently have any retirement plan, but we expect to adopt one in the near term.

Compensation of Directors During Period Ended December 31, 2016.

During the period ended December 31, 2016, we compensated our director Sandor Miklos with 100,000 shares for acting as such.

Audit Committee

As of the date of this Prospectus, we did not have a standing Audit Committee. We intend to establish an Audit Committee of the Board of Directors, which will consist of independent directors, of which at least one director will qualify as a qualified financial expert as defined in the regulations of the SEC. The Audit Committee’s duties would be to recommend to our Board of Directors the engagement of independent auditors to audit our consolidated financial statements and to review our accounting and auditing principles. The Audit Committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors, if any, and independent public accountants, including their recommendations to improve the system of accounting and internal control. The Audit Committee would at all times be composed exclusively of directors who are, in the opinion of our Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles. As of the date of this Prospectus, we did not have an audit committee financial expert, in light of our size, although we intend to review this issue as the Company grows, especially as the Company implements a standing Audit Committee.

Compensation Committee

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As of the date of this Prospectus, we did not have a standing Compensation Committee. We intend to establish a Compensation Committee of the Board of Directors sometime after becoming a public company. The Compensation Committee would review and approve our salary and benefits policies, including compensation of executive officers. The Compensation Committee would also administer any stock option plans that we may adopt and recommend and approve grants of stock options under such plans.

Nominating and Corporate Governance Committee

As of the date of this Prospectus, we did not have a standing Nominating and Corporate Governance Committee. We intend to establish a Nominating and Corporate Governance Committee of the Board of Directors to assist in the selection of director nominees, approve director nominations to be presented for stockholder approval at our annual meeting of stockholders and fill any vacancies on our Board of Directors, consider any nominations of director candidates validly made by stockholders, and review and consider developments in corporate governance practices.

Executive Compensation

Summary Compensation. The following table summarizes, for each of 2015 and 2016 the compensation awarded, paid to or earned by our President, CEO and Chairman of the Board of Directors, Sandor Miklos and our Vice President and Chief Technical Officer Simon Smith who are compensated for their services to the Company; no other officer receives compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any other officer other than these two individuals will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company.

Name and Position	Year	Annual Compensation	Other Compensation
Sandor Miklos (1) President, CEO , CFO, (Principal Accounting Officer) Chairman	2015	100,000 shares of Company common stock	None
	2016	100,000 shares of Company common stock	None
Simon Smith (2) Chief Technical Officer	2015	Not applicable	None
	2016	100,000 shares of Company common stock	None

(1) The Company has entered into an employment agreement with Mr. Miklos dated January 1, 2015 which provides for compensation for Mr. Miklos in the form of 100,000 shares of the Company's common stock for each year of his service to the Company and any other financial compensation, however, no monetary compensation has been paid to date. The Agreement was amended as of January 1, 2017 to provide the annual compensation at the annual rate of 200,000 shares of Company common stock for services rendered after January 1, 2017, together with a cash payment of $75,000 for each year after January 1, 2017. No cash compensation has been paid to Mr. Miklos and the parties further amended the compensation agreement as of May 1, 2017 to remove the cash payment requirement.

(2) The Company has entered into an employment agreement with Mr. Smith dated January 1, 2016 which provides for compensation for Mr. Smith in the form of 100,000 shares of the Company's common stock for each year of his service to the Company and any other financial compensation, however, no monetary compensation has been paid to date. The Agreement was amended as of January 1, 2017 to provide the annual compensation at the annual rate of 200,000 shares of Company common stock for services rendered after January 1, 2017. A payment was made to Mr. Smith in 2015 for the complete development of the software by payment to software developers from Vietnam and Thailand, some of which is compensation to him in conjunction with such development.

(3) Based upon FASB ASC Topic 718 in reference to Item 402(n)(2)(v) of Regulation S-K, the shares were valued at $200 at 12/31/16, it being $100 each for Miklos and Smith and $100 solely for Miklos at 12/31/15.

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The Company has no stock option, retirement, pension, or profit sharing programs for the benefit of directors, officers or other employees, but our officers and directors may recommend adoption of one or more such programs in the future.

The Company does not have a standing compensation committee, audit committee, nomination committee, or committees performing similar functions. We anticipate that we will form such committees of the Board of Directors once we have a full Board of Directors.

Director Independence

As of the date of this Prospectus, we had no independent director on our Board of Directors. We anticipate that our Common Stock will eventually be traded on the OTC Bulletin Board, which does not impose standards relating to director independence or the makeup of committees with independent directors, or provide definitions of independence.

DESCRIPTION OF SECURITIES

General

The following summary includes a description of material provisions of the Company’s capital stock.

Authorized Capital Stock

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share, (the “Common Stock”), of which there are 4,831,612 issued and outstanding. The following summarizes important information regarding our capital stock.

Common Stock

Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available. In the event of a liquidation, dissolution or winding up of the company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Holders of Common Stock have no preemptive rights to purchase the Company’s Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock.

Preferred Stock

The Articles of Incorporation have not authorized the issuance of Preferred Stock.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation and By-Laws, copies of which are being filed as exhibits to this registration statement.

Dividends

We have not paid any dividends on our Common Stock and do not presently intend to pay cash dividends prior to the consummation of a business combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a business combination, if any. The payment of any dividends subsequent to a business combination, if any, will be within the discretion of our then existing Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, the Board of Directors does not anticipate paying any cash dividends in the foreseeable future.

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Pre-emptive Rights

Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase common shares.

Options

We have not issued and do not have outstanding any options to purchase common shares.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into common shares or any rights convertible or exchangeable into common shares.

Trading of Securities in Secondary Market

The Company presently has 4,831,612 shares of Common Stock issued and outstanding, all of which are “restricted securities,” as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering.

This Prospectus, and the Registration Statement of which it is a part, registers the resale by the Selling Stockholders of up to 1,273,612 shares of the Company’s Common Stock, constituting essentially 100% of the shares held by the Selling Stockholders.

Following the effectiveness of the registration statement of which this Prospectus is a part, we plan to apply for quotation of our securities on the OTC Bulletin Board.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities mother than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Family relationships between any of the selling shareholders and Sandor Miklos, our President, CEO and Chairman of the Board of Directors:

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The following table shows the relationship of stockholders of the Company's common stock and their relationship to officers, directors and principal stockholders of the Company:

Name	Shares	Relationship to
Stephanie Miklos	1063	Daughter of Sandor Miklos*
Lee Miklos	2000	Former wife of Sandor Miklos*
Vanessa Discepola	241	Daughter of Mario Discepola*
Angelo Discepola	965	Son of Mario Discepola*
Concetta Sonia Discepola	483	Daughter of Mario Discepola*
Antoinette Mignaca	100,241	Wife of Mario Discepola*

*shares are held by family and former family members who are not residing in the same household as the parent or former spouse and such shares are not deemed to be beneficially owned by the parent or former spouse.

There is an agreement between the Company and Casavue LLC. Both Mr. Miklos and Mr. Smith have positions and ownership with Casavue LLC, similar to what they have with the Company, but they have agreed to devote between 10 and 20 hours per week or more if needed by the Company. Casavue LLC, is a company that develops websites and platforms in the same programming language, design language and uses the same environment as Team 360 Sports Inc. The Company entered into a contract with Casavue LLC to develop and market the Company’s software. The payment was a one-time contract for $45,000, with $35,000 going towards the development of the software and website and native app, and $10,000 for social media content creation, management and marketing the Company’s services. The Company reviews all contracts and as such it received an alternative quote provided by another software development company which was much higher in cost. Upon review, the Company’s management decided to enter into a contract with Casavue LLC instead since its quote was lower. The Company’s majority shareholder ratified this decision on a board resolution.

SELLING STOCKHOLDERS

The Company is registering for offer and sale by existing holders thereof 1,273,612 shares of common stock held by such shareholders. The Company will not receive any proceeds from the sale of the Selling Shareholder Shares. The selling shareholders have no agreement with any underwriters with respect to the sale of the Selling Shareholder Shares. The selling shareholders, who are deemed to be statutory underwriters, will offer their shares at a price of $0.25 per share. After termination of the offering and if,the Company’s common stock is listed on a national securities exchange or is quoted on the OTC Bulletin Board (or a successor);then the selling shareholders may sell their shares at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker’s transactions, privately-negotiated transactions or through sales to one or more dealers for resale.

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The selling shareholders may from time to time offer the Selling Shareholder Shares through underwriters, dealers or agents, which may receive compensation in the form of underwriting discounts, concessions or commissions from them and/or the purchasers of the Selling Shareholder Shares for whom they may act as agents. Any agents, dealers or underwriters that participate in the distribution of the Selling Shareholder Shares may be deemed to be “underwriters” under the Securities Act and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

The following table sets forth ownership of shares held by each person who is a selling shareholder.

Name	Number of Shares owned	Before Offering	Shares offered Herein	Number of Shares owned	Percentage After Offering
0815423 BC LTD	375,000	0.09	375,000	0	0
SCOTT ALLINGHAM	1,933	0	1,933	0	0
GREGORY BELL	1,933	0	1,933	0	0
SCOTT BELL	1,933	0	1,933	0	0
MARK BIRO	532	0	532	0	0
YULY BERNAL	241	0	241	0	0
DALLAS BREGG	483	0	483	0	0
BROOKSIDE INVESTMENTS LTD	375,000	0.09	375,000	0	0
DINO BUONTEMPO	507	0	507	0	0
SABINO BUONTEMPO	507	0	507	0	0
ANNA A CASTRO	241	0	241	0	0
ALVARO CUERVO	241	0	241	0	0
ANGELO DISCEPOLA	965	0	965	0	0
CONCETTA SONIA DISCEPOLA	483	0	483	0	0
VANESSA DISCEPOLA	241	0	241	0	0
LAJOS EMBELI	967	0	967	0	0
HARTSWOOD LIMITED	375,000	0.09	375,000	0	0
KEVIN JONES	967	0	967	0	0
DEANA KARPYSZYN	500	0	500	0	0
KEITH KLEIN	5,000	0	5,000	0	0
LUDWIG LEHR	97	0	97	0	0
CHRIS LENTON	483	0	483	0	0
ANGELO LEPORE	965	0	965	0	0
ANN LEPORE	965	0	965	0	0
GIUSEPPE MACRI	483	0	483	0	0
ALISA MANLE	1,933	0	1,933	0	0
RICHARD MCKINLEY	5,000	0	5,000	0	0
REDA MECHTRI	241	0	241	0	0
ANTOINETTE MIGNACA	100,241	0.02	100,241	0	0
LEE MIKLOS	2,000	0	2,000	0	0
STEPHANIE MIKLOS	1,063	0	1,063	0	0
JENNIFER NEWTON	967	0	967	0	0
JASON PAGLIUCA	250	0	250	0	0
ANA PASTRAMA	241	0	241	0	0
FABIO PETOSA	965	0	965	0	0
ANTHONY PETRICCIONE	5,075	0	5,075	0	0
BRUNO PILOZZI	1,000	0	1,000	0	0
STEFANO PILOZZI	250	0	250	0	0
JOACHIM RABARIMANANA	965	0	965	0	0
RAMANARIVO RAHA	965	0	965	0	0
MIHAI ROMAN	241	0	241	0	0
IGOR SEVIC	4,833	0	4,833	0	0
ROB STOY	967	0	967	0	0
CHRISTIAN M TAPIA	241	0	241	0	0
ANTONELLA VAIRO	507	0	507	0	0
Total as a group	1,273,612	0.31	0	0	0

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Once the registration statement of which this Prospectus is part becomes effective with the SEC, and once a public market develops, the Selling Stockholders may sell the Shares indicated above in public transactions or otherwise, on the OTC Bulletin Board (or such other public market as may develop) or in privately negotiated transactions. Those resales may be at the then-prevailing market price or at any other price that a particular Selling Stockholders may negotiate. The Selling Stockholders act independently of one another in making a determination to sell the Shares owned by them and they do not act as or form a group for purposes of their ownership or disposition of the Shares offered hereunder. There is no guarantee that a public market in the Common Stock will develop in the foreseeable future or ever.

SHARES ELIGIBLE FOR FUTURE SALE

As of the date of this prospectus, there are 4,831,612 shares of common stock outstanding of which 2,000,000 shares are owned by officers and directors of the Company. There will be 4,831,612 shares outstanding if the maximum number of Shares offered herein is sold.

The shares of common stock held by current shareholders are considered “restricted securities” subject to the limitations of Rule 144 under the Securities Act. In general, securities may be sold pursuant to Rule 144 after being fully-paid and held for more than 12 months. While affiliates of the Company are subject to certain limits in the amount of restricted securities they can sell under Rule 144, there are no such limitations on sales by persons who are not affiliates of the Company. In the event nonaffiliated holders elect to sell such shares in the public market, there is likely to be a negative effect on the market price of the Company’s securities.

USE OF PROCEEDS

All of the Shares, if and when sold, are being offered and sold by the Selling Stockholders We will not receive any proceeds from those sales.

The table shown in Selling Stockholders above provides information about the actual and potential ownership of our Common Stock by the Selling Stockholders, and the number of such shares included for sale in this Prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these words or other similar terms or expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions, including risks described in “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our financial performance, including our revenues, cost of revenues, operating expenses, and our ability to attain and sustain profitability;

•	our ability to attract and retain customers;

•	our ability to compete effectively with existing competitors and new market entrants;
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•	our ability to successfully expand in our existing markets and penetrate new markets;

•	our ability to effectively manage our growth, and future expenses;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	our ability to attract and retain qualified employees and key personnel; and

•	future acquisitions of or investments in complementary companies, products, services, or technologies.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

PLAN OF DISTRIBUTION

This Prospectus relates to the resale of up to 1,273,612 Shares held by the Selling Stockholders as described above.

The selling price under this Prospectus is at a fixed price of $0.25 per share. Once the registration statement of which this Prospectus is part becomes effective, the Selling Stockholders from time to time may sell any or all of their Shares on any stock exchange, market or trading facility on which the Shares are traded, or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling Shares:

•   ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•   block trades in which the broker-dealer will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•  an exchange distribution in accordance with the rules of the applicable exchange;

•   privately negotiated transactions;

•  broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per Share;

•   through the writing of options on the Shares;

•   a combination of any such methods of sale; and

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•   any other method permitted pursuant to applicable law.

The Selling Stockholders, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that the Selling Stockholders will attempt to sell Shares in block transactions to market makers or other purchasers at a price per Share which may be below the then market price. The Selling Stockholders cannot assure that all or any of the Shares offered in this Prospectus will be sold by the Selling Stockholders. In addition, the Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered in this Prospectus are “underwriters” as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of Shares will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares if liabilities are imposed on that person under the Securities Act.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of their Shares and, if it defaults in the performance of its secured obligations, the pledgee or secured parties may offer and sell the Shares from time to time under this Prospectus after we have filed an amendment to this Prospectus under Rule 424(b)(3) or any other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as a Selling Stockholders under this Prospectus.

 The Selling Stockholders also may transfer the Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus and may sell the Shares from time to time under this Prospectus after we have filed an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as a Selling Stockholders under this Prospectus.

 As noted above, each Selling Stockholder may be an “underwriter” within the meaning of the Securities Act in connection with the sale of our Common Stock under this Prospectus. We will pay all expenses incident to the registration, offering and sale of the Shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents of the Selling Stockholders. If any of these other expenses exists, we expect the applicable Selling Stockholder to pay these expenses.

 The Selling Stockholders acquired the Shares offered hereby in the ordinary course of business and they have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of Shares by the Selling Stockholders. We will file a supplement to this Prospectus if the Selling Stockholders enter into a material arrangement with a broker-dealer for sale of Common Stock being registered. If the Selling Stockholders use this Prospectus for any sale of the Shares, it will be subject to the prospectus delivery requirements of the Securities Act.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent of the gross proceeds received by the Selling Stockholders for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

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The anti-manipulation rules of Regulation M under the Exchange Act, may apply to sales of Shares and activities of the Selling Stockholders. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

CERTAIN TAX MATTERS

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder's particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax or net investment income tax;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.
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In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the United States (for U.S. federal income tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more "U.S. persons" (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Interests of Experts and Counsel

There is no ownership of any shares by the Experts or Counsel.

EXPERTS

The audited consolidated financial statements of Team 360 Sports Inc. for the period from January 1, 2015 through December 31, 2016, were audited by Michael Gillespie & Associates, PLLC, an independent registered public accounting firm, to the extent set forth in its report and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

LEGAL MATTERS

Darian B, Andersen of General Counsel, P.C. of Edmond, Oklahoma, has given its opinion as attorneys-at-law regarding the validity of the issuance of the Shares offered by the Company.

FINANCIAL STATEMENTS AND NOTES

Explanatory Note: The financial statements for the year ended December 31, 2016 are being restated to reclass a portion of revenue to deferred revenue. The company had recognized revenue that should have been deferred and amortized over an extended period per the terms of a licensing agreement.

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Team 360 Sports, Inc.

(formerly TSI Sports, Inc)

Table of Contents

Balance Sheets as of March 31, 2017 and December 31, 2016 (unaudited)	F-2

Statements of Operations for the Three Months Ended March 31, 2017 and 2016 (unaudited)	F-3

Statements of Cash Flows for the Three Months Ended March 31, 2017 and 2016 (unaudited)	F-4

Notes to the Financial Statements (unaudited)	F-5

F-1

Team 360 Sports, Inc. (formerly TSI Sports, Inc) Balance Sheets
	March 31,	December 31,
	2017	2016
ASSETS	(unaudited)	(restated)
Current Assets:

Cash	$608	$1,016
Prepaid expense	-	5,000

Total Current Assets	608	6,016

Total Assets	$608	$6,016

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Accounts payable and accrued liabilities	$1,132	$2,277
Accrued compensation	18,750	-
Deferred revenue	11,935	12,574
Loan payable	2,500	-

Total Liabilities	34,317	14,851

Stockholders' Equity (Deficit):
Common stock, $0.001 par value; 100,000,000 shares authorized,
4,821,612 and 4,421,612 shares issued and outstanding, respectively	4,832	4,422
Additional paid-in capital	58,800	48,810
Accumulated deficit	(97,341)	(62,067)

Total Stockholders’ Equity (Deficit)	(33,709)	(8,835)

Total Liabilities and Stockholders' Equity (Deficit)	$608	$6,016

The accompanying notes are an integral part of these financial statements.

F-2

Team 360 Sports, Inc. (formerly TSI Sports, Inc) Statements of Operations (unaudited)
	For the Three Months Ended
	March 31,
	2017	2016

Revenue:	$639	$-

Operating Expenses:
Compensation expense	18,750	-
General & administrative expenses	17,154	54
Total operating expenses	35,904	54

Loss from operations	(35,265)	(54)

Other expense:
Interest expense	(9)	-
Total other expense	(9)	-

Loss before income taxes	(35,274)	(54)

Provision for income taxes	-	-

Net loss	$(35,274)	$(54)

Basic loss per share	$(0.01)	$0.00

Basic weighted average shares	4,824,945	4,419,150

The accompanying notes are an integral part of these financial statements.

F-3

Team 360 Sports, Inc. (formerly TSI Sports, Inc) Statements of Cash Flows (unaudited)
	For the Three Months Ended
	March 31,
	2017	2016
Cash flows from operating activities:

Net loss	$(35,274)	$(54)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock issued for services	400	-
Changes in assets and liabilities:
Prepaid expenses	5,000	-
Accounts payable and accrued expense	(1,145)	-
Accrued compensation	18,750	-
Deferred revenue	(639)	-

Net cash used in operating activities	(12,908)	(54)

Cash flows from investing activities:	-	-

Cash flows from financing activities:
Proceeds from the sale of common stock	10,000	-
Proceeds from loans	6,500	-
Repayment of loans	(4,000)	-
Net cash provided by financing activities	12,500	-

Net decrease in cash	(408)	(54)

Cash, beginning of period	1,016	212

Cash, end of period	$608	$158

The accompanying notes are an integral part of these financial statements.

F-4

Team 360 Sports, Inc.

(formerly TSI Sports, Inc)

Notes to the Financial Statements

March 31, 2017

(unaudited)

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company incorporated in the State of Nevada on February 26, 2013. Effective April 4, 2016, the Company changed its name to Team 360 Sports Inc. The Company will provide amateur sports clubs, leagues and teams with easy to use robust digital administration management systems.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The accompanying unaudited condensed financial statements reflect all adjustments, consisting of only normal recurring items, which, in the opinion of management, are necessary for a fair statement of the results of operations for the periods shown and are not necessarily indicative of the results to be expected for the full year ending December 31, 2017. These unaudited condensed financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company has reviewed all recently issued accounting pronouncements and plans to adopt those that are applicable to it. The Company does not expect the adoption of any other pronouncements to have an impact on its results of operations or financial position.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had minimal revenue and has accumulated a deficit of $97,341 as of March 31, 2017. The Company requires capital for its contemplated operational and marketing activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

The Company has discussed ways in order to mitigate conditions or events that may raise substantial doubt about its ability to continue as a going concern, there are assurances that any of these measures will successfully mitigate or be effective at all. (1) The Company shall pursue financing plans to raise funds to judiciously spend towards operational expenses, (2) The Company shall continue to employ low cost measures to operate its business and analyze any unnecessary cost or expense, (3) The Company will seek to avoid unnecessary expenditures, travel, and lodging costs that are not mission critical to its business, (4) The Company shall seek to continuously maximize its assets and business licensing strategies to increase revenue as well as to gain new customers.

F-5

NOTE 4 - LOANS PAYABLE

On January 1, 2017, the Company executed a promissory note for $4,000. The loan was repaid on January 23, 2017. The loan was unsecured, accrued interest at 10% and was due on demand.

On March 14, 2017, the same party loaned the Company $2,500 for operating expenses. The loan is unsecured, bears interest at 10% and due on demand.

NOTE 5 – STOCKHOLDERS’ EQUITY

On January 1, 2016, the Company issued 24,000 shares of common stock for services. The shares were issued at par of $0.001 for a total non-cash expense of $24.

On January 20, 2017, the Company sold 10,000 shares of common stock for total cash proceeds of $10,000.

Refer to Note 6 for shares issued to related parties.

NOTE 6 - RELATED PARTY TRANSACTIONS

On January 1, 2016, pursuant to the terms of an Executive Management Agreement, the Company granted 100,000 shares of common stock to Mr. Sandor Miklos, President and member of the Board of Directors, for services to be rendered. Shares are deemed to be earned proportionally over twelve months. The shares were issued at par of $0.001 for a total non-cash expense of $100.

On January 1, 2016, pursuant to the terms of an Executive and Consulting Agreement, the Company granted 100,000 shares of common stock to Mr. Simon Smith, Chief Technology Officer, for services to be rendered. Shares are deemed to be earned proportionally over twelve months. The shares were issued at par of $0.001 for a total non-cash expense of $100.

On January 1, 2017, pursuant to the terms of an Executive Management Agreement, the Company granted 200,000 shares of common stock to Mr. Sandor Miklos, President and member of the Board of Directors, for services to be rendered. Shares are deemed to be earned proportionally over twelve months. The shares were issued at par of $0.001 for a total non-cash expense of $200.

On January 1, 2017, pursuant to the terms of an Executive and Consulting Agreement, the Company granted 200,000 shares of common stock to Mr. Simon Smith, Chief Technology Officer, for services to be rendered. Shares are deemed to be earned proportionally over twelve months. The shares were issued at par of $0.001 for a total non-cash expense of $200.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued, June 30, 2017, and has determined that it does not have any material subsequent events to disclose in these financial statements.

F-6

MICHAEL GILLESPIE & ASSOCIATES, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

10544 ALTON AVE NE

SEATTLE, WA 98125

206.353.5736

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Team 360 Sports, Inc.

We have audited the accompanying balances sheet of Team 360 Sports, Inc. as of December 31, 2016 (restated) and 2015 and the related restated statements of operations, stockholders’ deficit and cash flows for the periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Team 360 Sports, Inc. for the years ended December 31, 2016 (restated) and 2015 and the restated results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, although the Company has limited operations it has yet to attain profitability. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 7 to the financial statements, the December 31, 2016 financial statements have been restated to correct a misstatement.

/S/ MICHAEL GILLESPIE & ASSOCIATES, PLLC

Seattle, Washington

February 25, 2017

June 27, 2017

F-7

Team 360 Sports, Inc. (formerly TSI Sports, Inc) Balance Sheets*
	December 31,	December 31,
	2016	2015
ASSETS	(restated)
Current Assets:

Cash	$1,016	$212
Prepaid expense	5,000	—

Total Current Assets	6,016	212

Total Assets	$6,016	$212

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Accounts payable	$2,277	$—
Deferred revenue	12,574	—

Total Liabilities	14,851	—

Stockholders' Equity (Deficit):
Common stock, $0.001 par value; 100,000,000 shares authorized,
4,421,612 and 4,197,612 shares issued and outstanding, respectively	4,422	4,198
Additional paid-in capital	48,810	48,810
Accumulated deficit	(62,067)	(52,796)

Total Stockholders’ Equity	(8,835)	212

Total Liabilities and Stockholders' Equity	$6,016	$212

*Note: All financial numbers are in US dollars.

The accompanying notes are an integral part of these financial statements.

F-8

Team 360 Sports, Inc. (formerly TSI Sports, Inc) Statements of Operations*
	For the Years Ended
	December 31,
	2016	2015
	(restated)
Revenue:	$1,676	$—

Operating Expenses:
General & administrative expenses	10,947	745
Website development, related party	—	45,000
Total operating expenses	10,947	45,745

Loss from operations	(9,271)	(45,745)

Loss before income taxes	(9,271)	(45,745)

Provision for income taxes	—	—

Net loss	$(9,271)	$(45,745)

Basic loss per share	$0.00	$(0.01)

Basic weighted average shares	4,409,531	4,186,112

*Note: All financial numbers are in US dollars.

The accompanying notes are an integral part of these financial statements.

F-9

Team 360 Sports, Inc. (formerly TSI Sports, Inc) Statement of Stockholders’ Equity Years ended December 31, 2016 and 2015*
	Common Stock		Additional Paid in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2014	4,073,612	$4,074	$48,810	$(7,051)	$45,833

Common stock issued for services	124,000	124	—	—	124

Net loss for the year ended December 31, 2015	—	—	—	(45,745)	(45,745)

Balance at December 31, 2015	4,197,612	4,198	48,810	(52,796)	212

Common stock issued for services	224,000	224	—	—	224

Net income for the year ended December 31, 2016 (restated)	—	—	—	(9,271)	(9,271)

Balance at December 31, 2016 (restated)	4,421,612	$4,422	$48,810	$(62,067)	$(8,835)

*Note: All financial numbers are in US dollars.

The accompanying notes are an integral part of these financial statements.

F-10

Team 360 Sports, Inc. (formerly TSI Sports, Inc) Statements of Cash Flows*
	For the Years Ended
	December 31,
	2016	2015
	(restated)
Cash flows from operating activities:

Net loss	$(9,271)	$(45,745)
Adjustments to reconcile net cash provided by (used in) operating activities:
Stock issued for services	224	124
Changes in assets and liabilities:
Prepaid expenses	(5,000)	—
Accounts payable and accrued expense	2,277	—
Deferred revenue	12,574	—

Net cash provided (used) in operating activities	804	(45,621)

Cash flows from investing activities:	—	—

Cash flows from financing activities:	—	—

Net cash provided by financing activities	—	—

Net increase (decrease) in cash	804	(45,621)

Cash, beginning of year	212	45,833

Cash, end of year	$1,016	$212

*Note: All financial numbers are in US dollars.

The accompanying notes are an integral part of these financial statements.

F-11

Team 360 Sports, Inc.

(formerly TSI Sports, Inc)

Notes to the Financial Statements

December 31, 2016 and 2015

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company incorporated in the State of Nevada on February 26, 2013. Effective April 4, 2016, the Company changed its name to Team 360 Sports Inc. The Company will provide amateur sports clubs, leagues and teams with easy to use robust digital administration management systems.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control, and preventing and detecting fraud. Our system of internal accounting control is designed to assure, among other items, that: (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements that present fairly our financial condition, results of operations, and cash flows for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits and customer receivables.  The Company maintains cash with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions.  To reduce risk, the Company performs credit evaluations of its customers and maintains reserves when necessary for potential credit losses.

Cash and cash equivalents

We consider all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents as of December 31, 2016 and 2015.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition.  The Company will recognize revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

As of December 31, 2016, the Company has deferred $12,574 that will be recognized ratably through December 1, 2021 per the terms of a licensing agreement with one of its customers.

F-12

Concentration of sales

For the year ended December 31, 2016, most of the Company’s revenue was generated from one customer. That customer accounted for $13,000 or 91% of total revenue.

Stock-based Compensation

We account for equity-based transactions with nonemployees under the provisions of ASC Topic No. 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”). ASC 505-50 establishes that equity-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of common stock issued for payments to nonemployees is measured at the market price on the date of grant. The fair value of equity instruments, other than common stock, is estimated using the Black-Scholes option valuation model. In general, we recognize the fair value of the equity instruments issued as deferred stock compensation and amortize the cost over the term of the contract.

We account for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation—Stock Compensation, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to additional paid-in capital over the period during which services are rendered.

Net Loss per Share

Net income (loss) per common share is computed pursuant to section ASC 260-10-45 of the FASB Accounting Standards Codification.  Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.  Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period.  The weighted average number of common shares outstanding and potentially outstanding common shares assumes that the Company incorporated as of the beginning of the first period presented. There were no potentially dilutive shares as of December 31, 2016 and 2015.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements.  To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2: Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company’s financial assets and liabilities, such as cash, prepaid expenses and accrued expenses approximate their fair value because of the short maturity of those instruments.  The Company’s notes payable approximates the fair value of such instruments based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangements at December 31, 2016 and 2015.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2016 and 2015.

F-13

Capitalized Software Development Costs

The Company capitalizes certain costs related to the development of computer software to be sold, leased or marketed. Software development costs incurred prior to establishing technological feasibility are charged to operations and included in website development costs.  The technological feasibility of a computer software product is established when the Company has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. Software development costs incurred after establishing feasibility (as defined within ASC 985-20) are capitalized and amortized on a product-by-product basis when the product is available for general release to customers.  Annual amortization, charged to cost of sales when the product is available for general release to customers, is computed using the greater of (a) the straight-line method over the remaining estimated economic life of the product, generally three to seven years or (b) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product.  The Company has no capitalized website costs as of December 31, 2016 and 2015, respectively.

Income Taxes

We follow ASC 740-10-30, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income in the period that includes the enactment date.

We adopted ASC 740-10-25 (“ASC 740-10-25”) with regard to uncertainty income taxes.  ASC 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under ASC 740-10-25, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740-10-25 also provides guidance on derecognition, classification, interest and penalties on income taxes, and accounting in interim periods and requires increased disclosures.  We had no material adjustments to our liabilities for unrecognized income tax benefits according to the provisions of ASC 740-10-25.

Recent Accounting Pronouncements

The Company has reviewed all recently issued accounting pronouncements and plans to adopt those that are applicable to it. The Company does not expect the adoption of any other pronouncements to have an impact on its results of operations or financial position.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had minimal revenue and has accumulated a deficit of $ 62,067 as of December 31, 2016. The Company requires capital for its contemplated operational and marketing activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date these financial statements are issued . The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties .

F-14

The Company has discussed ways in order to mitigate conditions or events that may raise substantial doubt about its ability to continue as a going concern, there are no assurances that any of these measures will successfully mitigate or be effective at all. (1) The Company shall pursue financing plans to raise funds to judiciously spend towards operational expenses, (2) The Company shall continue to employ low cost measures to operate its business and analyze any unnecessary cost or expense, (3) The Company will seek to avoid unnecessary expenditures, travel, and lodging costs that are not mission critical to its business, (4) The Company shall seek to continuously maximize its assets and business licensing strategies to increase revenue as well as to gain new customers.

NOTE 4–STOCKHOLDERS’ EQUITY

On January 1, 2015, the Company issued 24,000 shares of common stock for services. The shares were issued at par of $0.001 for a total non-cash expense of $24.

On January 1, 2016, the Company issued 24,000 shares of common stock for services. The shares were issued at par of $0.001 for a total non-cash expense of $24.

The transactions entered into at the same time are only those shares issued by the Company to Mr. Miklos and Mr. Discepola, a principal stockholder and former officer of the Registrant. The 1,273,612 shares of common stock of the Company offered under this Prospectus were acquired from the Company between May 1, 2013 and October 1, 2013.

Refer to Note 5 for shares issued to related parties.

NOTE 5 - RELATED PARTY TRANSACTIONS

On January 1, 2015, pursuant to the terms of an Executive Management Agreement, the Company granted 100,000 shares of common stock to Mr. Sandor Miklos, President and member of the Board of Directors, for services to be rendered. Shares are deemed to be earned proportionally over twelve months. The shares were issued at par of $0.001 for a total non-cash expense of $100.

On January 1, 2016, pursuant to the terms of an Executive Management Agreement, the Company granted 100,000 shares of common stock to Mr. Sandor Miklos, President and member of the Board of Directors, for services to be rendered. Shares are deemed to be earned proportionally over twelve months. The shares were issued at par of $0.001 for a total non-cash expense of $100.

On January 1, 2016, pursuant to the terms of an Executive and Consulting Agreement, the Company granted 100,000 shares of common stock to Mr. Simon Smith, Chief Technology Officer, for services to be rendered. Shares are deemed to be earned proportionally over twelve months. The shares were issued at par of $0.001 for a total non-cash expense of $100.

During the year ended December 31, 2015, the Company paid $45,000 for technology and software development. The CEO holds a 25% interest in the company that provided those services.

NOTE 6 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31:

	2016	2015
Deferred tax assets:

NOL carryover	$(21,103)	$(17,951)
Deferred tax liabilities:
None
Valuation allowance	21,103	17,951

Net deferred tax asset	$—	$—

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2016 and 2015 due to the following:

	2016	2015
Book income (loss)	$(3,152)	$(15,553)
Valuation allowance	3,152	15,553
	$—	$—

At December 31, 2016, the Company had net operating loss carry forwards of approximately $ 62 ,000 that may be offset against future taxable income from the year 2017 to 2036. No tax benefit has been reported in the December 31, 2016 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal Income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

NOTE 7 –FINANCIAL STATEMENT RESTATEMENT

The financial statements for the year ended December 31, 2016 are being restated to reclass a portion of revenue to deferred revenue. The company had recognized revenue that should have been deferred and amortized over an extended period per the terms of a licensing agreement.

	December 31, 2016
	As Reported	Adjustment	As Restated
Current Assets:
Cash	$1,016	$—	$1,016
Prepaid expense	5,000	—	5,000
Total Assets	$6,016	$—	$6,016

Accounts payable	$2,277	$—	$2,277
Deferred revenue	—	12,574	12,574

Total Liabilities	2,277	12,574	14,851

Stockholders' Equity (Deficit):
Common stock, $0.001 par value; 100,000,000 shares authorized, 4,421,612 and 4,197,612 shares issued and outstanding, respectively	4,422	—	4,422
Additional paid-in capital	48,810	—	48,810
Accumulated deficit	(49,493)	(12,574)	(62,067)

Total Stockholders’ Equity	3,739	(12,574)	(8,835

Total Liabilities and Stockholders' Equity	$6,016	$—	$6,016
F-15

	For the Year Ended December 31, 2016
	As Reported	Adjustment	As Restated
Revenue:	$14,250	$(12,574)	$1,676

Operating Expenses:
General & administrative expenses	10,947	—	10,947
Website development, related party	—	—	—
Total operating expenses	10,947	—	10,947

Income (loss) from operations	3,303	(12,574)	(9,271)

Net income (loss)	$3,303	$(12,574)	$(9,271)

Basic income (loss) per share	$0.00	$—	$0.00

Basic weighted average shares	4,409,531	—	4,409,531

NOTE 8 – SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued, June 27 , 2017, and has determined that it does not have any material subsequent events to disclose in these financial statements other than the following.

On January 1, 2017, pursuant to amendment of the terms of the Executive and Consulting Agreement dated January 1, 2016, the Company granted 200,000 shares of common stock to Mr. Simon Smith, Chief Technology Officer, for services to be rendered. Shares are deemed to be earned proportionally over twelve months.

On January 1, 2017, pursuant to amendment of the terms of the Executive Management Agreement, the Company granted 200,000 shares of common stock to Mr. Sandor Miklos, President and member of the Board of Directors, for services to be rendered. Shares are deemed to be earned proportionally over twelve months.

On January 1, 2017, the Company executed a promissory note for $4,000. The loan was repaid on January 23, 2017.

On January 20, 2017, the Company sold 10,000 shares of common stock for total cash proceeds of $10,000.

F-16

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The only statue, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

Our certificate of incorporation limits the liability of our directors and officers to the maximum extent permitted by Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of the directors’ duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, and (iv) any transaction from which the director derives an improper personal benefit. Nevada law does not permit a corporation to eliminate a director’s duty of care, and this provision of our certificate of incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director’s breach of the duty of care.

The effect of the foregoing is to require us to indemnify our officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. At present, the Company does not maintain any officers’ and directors’ liability insurance coverage.

Insofar as indemnification for liabilities may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy and is, therefore, unenforceable.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our Common Stock and our Company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E, Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

PART II

Other expenses of Issuance and Distribution

The following table sets forth the Company’s expenses in connection with this registration statement. All of the listed expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission.

Registration Fees	$36.89
EDGAR Fees	600.00
Transfer agent fees*	1,200.00
Accounting fees	8,700.00
Legal fees	10,000.00

   *annualized

Recent Sales of Unregistered Securities

The Company has issued the following securities in the last three (3) years. All such securities were issued pursuant exemptions from registration under Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering, as noted below.

Name	Number of Shares owned	Before Offering	Shares offered Herein	Number of Shares owned	Percentage After Offering
0815423 BC LTD	375,000	0.09	375,000	0	0
SCOTT ALLINGHAM	1,933	0	1,933	0	0
GREGORY BELL	1,933	0	1,933	0	0
SCOTT BELL	1,933	0	1,933	0	0
MARK BIRO	532	0	532	0	0
YULY BERNAL	241	0	241	0	0
DALLAS BREGG	483	0	483	0	0
BROOKSIDE INVESTMENTS LTD	375,000	0.09	375,000	0	0
DINO BUONTEMPO	507	0	507	0	0
SABINO BUONTEMPO	507	0	507	0	0
ANNA A CASTRO	241	0	241	0	0
ALVARO CUERVO	241	0	241	0	0
ANGELO DISCEPOLA	965	0	965	0	0
CONCETTA SONIA DISCEPOLA	483	0	483	0	0
VANESSA DISCEPOLA	241	0	241	0	0
LAJOS EMBELI	967	0	967	0	0
HARTSWOOD LIMITED	375,000	0.09	375,000	0	0
KEVIN JONES	967	0	967	0	0
DEANA KARPYSZYN	500	0	500	0	0
KEITH KLEIN	5,000	0	5,000	0	0
LUDWIG LEHR	97	0	97	0	0
CHRIS LENTON	483	0	483	0	0
ANGELO LEPORE	965	0	965	0	0
ANN LEPORE	965	0	965	0	0
GIUSEPPE MACRI	483	0	483	0	0
ALISA MANLE	1,933	0	1,933	0	0
RICHARD MCKINLEY	5,000	0	5,000	0	0
REDA MECHTRI	241	0	241	0	0
ANTOINETTE MIGNACA	100,241	0.02	100,241	0	0
LEE MIKLOS	2,000	0	2,000	0	0
STEPHANIE MIKLOS	1,063	0	1,063	0	0
JENNIFER NEWTON	967	0	967	0	0
JASON PAGLIUCA	250	0	250	0	0
ANA PASTRAMA	241	0	241	0	0
FABIO PETOSA	965	0	965	0	0
ANTHONY PETRICCIONE	5,075	0	5,075	0	0
BRUNO PILOZZI	1,000	0	1,000	0	0
STEFANO PILOZZI	250	0	250	0	0
JOACHIM RABARIMANANA	965	0	965	0	0
RAMANARIVO RAHA	965	0	965	0	0
MIHAI ROMAN	241	0	241	0	0
IGOR SEVIC	4,833	0	4,833	0	0
ROB STOY	967	0	967	0	0
CHRISTIAN M TAPIA	241	0	241	0	0
ANTONELLA VAIRO	507	0	507	0	0
Total as a group	1,273,612	0.31	0	0	0

Each of the remaining other transactions was issued as part of a private placement of securities by the Company in which (i) no general advertising or solicitation was used, and (ii) the investors purchasing securities were acquiring the same for investment purposes only, without a view to resale. Furthermore, no underwriters participated or effectuated any of the transactions specified below. Also, no underwriting discounts or commissions applied to any of the transactions set forth below. All potential investors were contacted personally by the sole officer of the Company and each possessed at the time of their investment bona fide substantive, pre-existing business relationships with the Company and/or its sole officer and director. No potential investors were contacted through other means, and no general advertising or general solicitation was used to solicit any investors.

In January, 2017, the Company issued 10,000 shares of its Common Stock to Bexport Ventures, Ltd. at the price of $1.00 per share, in a private placement transaction.

Exhibits and Financial Statement Schedules.

EXHIBITS

Incorporated by reference
Exhibit	Exhibit Description	Filed herewith	Form	Period ending	Exhibit	Filing date
3.1	Certificate of Incorporation		S-1		3.1	3/17/2017
3.1.1	Articles of Amendment to the Articles of Incorporation dated April 4, 2016		S-1		3.1.1	3/17/2017
3.2	By-Laws		S-1/A		3.2	5/22/2017
4.1	Specimen Stock Certificate		S-1		4.1	3/17/2017
5.1	Opinion of Counsel	X
10.1	Sandor Miklos Amended Agreement		S-1/A			5/22/2017
10.2	Simon Smith Amended Agreement		S-1/A			5/22/2017
10.3	Sandor Miklos Employment Agreement		S-1/A			5/22/2017
10.4	Sandor Miklos Second Amended Agreement		S-1/A			5/22/2017
10.5	Simon Smith Employment Agreement	X
23.1	Consent of Independent Registered Public Accounting Firm	X
23.2	Consent of Counsel on legality of securities being registered (included in Exhibit 5.1)	X

Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

4.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue

5.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

6.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 (Amendment No. 2) to be signed on its behalf by the undersigned, thereunto duly authorized on the 30th day of June, 2017.

Date: June 30 , 2017	Team 360 Sports Inc.
By: /s/ Sandor Miklos Sandor Miklos President, Chief Executive Officer, Chief Financial Officer, (Principal Accounting Officer), Chairman of the Board of Directors